Exhibit 99.1

NLS Pharmaceutics Announces Promising Preclinical Data for First-in-Class Non-Sulfonamide, Dual Orexin Receptor Agonists for the Potential Treatment of Narcolepsy and Neurological Disorders

Zürich, Switzerland, December 3, 2024 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (NLS), a biopharmaceutical company, is pleased to share preclinical data demonstrating the potential of its dual orexin receptor agonist (DOXA) platform. AEX-41 and AEX-2, two first-in-class non-sulfonamide DOXAs, are designed to target both orexin-1 (OX1R) and orexin-2 (OX2R) receptors while concurrently inhibiting cathepsins. Cathepsins play significant roles in a variety of physiological processes and may offer a novel therapeutic approach for narcolepsy and other neurological disorders.

Key Preclinical Results:

The ongoing preclinical study, initiated in October 2024 at the Centre for Neuroscience Research of Lyon, one of Europe’s premier neuroscience research centers, has produced compelling data:

●	Improved Wakefulness and Sleep Architecture: In orexin knockout mice, AEX-41 (administered orally at 40 mg/kg) demonstrated a significant increase in wakefulness and a reduction in REM sleep duration. These effects are crucial for managing the core symptoms of narcolepsy.

●	Comparable Efficacy to Selective OX2R Agonists: The efficacy of AEX-41 was comparable to sulfonamide-derivative selective OX2R agonists under similar experimental conditions, highlighting its potential as a versatile alternative for broader therapeutic application.

●	Multi-Pathway Potential: By targeting both orexin receptors and Cathepsin H (CTSH) inhibition activity, AEX-41 offers a dual-action mechanism that could address not only sleep-wake regulation but also underlying neurodegenerative processes.

Starting in 2025, NLS plans to expand its research to investigate the impact on CTSH in animal models of neuroinflammation, a key factor in the progression of neurodegenerative diseases. An Investigational New Drug (IND) application is planned for 2026-2027 to support this new avenue of study.

Eric Konofal, MD, PhD, Chief Scientific Officer of NLS and inventor of the DOXA platform, stated, “The dual mechanism of AEX-41 marks a transformative approach in treating narcolepsy. By simultaneously targeting orexin receptors and cathepsins, we aim to provide both symptomatic relief and disease-modifying potential— which would be an advancement over current therapies. In addition, based on cathepsins broad mechanism of action, we believe the DOXA platform may hold significant synergies with Kadimastem’s pipeline, especially in the areas of diabetes, which is often associated with sleep-wake dysregulation manifesting as insomnia, as well as amyotrophic lateral sclerosis. ″

NLS is actively advancing the development of AEX-41 and AEX-2, with plans to further evaluate their safety and efficacy in clinical settings. Beyond narcolepsy, the company is exploring their potential application in other neurodegenerative disorders, including amyotrophic lateral sclerosis (ALS), leveraging their unique dual-targeting mechanism.

About Narcolepsy

Narcolepsy is a lifelong sleep disorder caused by the autoimmune-mediated loss of 70,000–90,000 orexin-producing neurons in the hypothalamus. It is characterized by excessive daytime sleepiness, cataplexy, and rapid eye movement sleep abnormalities, and is tightly associated with the human leukocyte antigen HLA-DQB1*06:02. Other predisposing factors for narcolepsy include associations with polymorphisms in the T-cell receptor alpha and beta genes, whose products recognize antigens presented by HLA molecules, and the CTSH gene.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics is a global biopharmaceutical company dedicated to developing innovative therapies for rare and complex central nervous system disorders. With a robust pipeline targeting narcolepsy, idiopathic hypersomnia, and neurodegenerative diseases, NLS is committed to addressing unmet medical needs.

For more information, visit nlspharmaceutics.com

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the DOXA platform, the potential safety and efficacy of AEX-41 and AEX-2, plans to expand its research and timing thereof, potential submission of an IND and NLS’ pipeline. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS products may not be approved by regulatory agencies, NLS technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS patents may not be sufficient; NLS products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Contact Information

Investor Relations Contact:

InvestorRelations@nls-pharma.com